Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods Announces First Private Sector Commercialization Deal Valued at Several Million Dollars

One of Israel’s leading alternative protein manufacturers and the largest tofu producer Wyler Farms signed an MOU to acquire Steakholder Foods’ printer. The deal includes Steakholder Foods’ proprietary software and a subscription to the company’s NutriBlend™ ink (nutritional raw materials blend) for plant-based meat production

Rehovot, Israel, February 5, 2024 – Steakholder Foods Ltd. (Nasdaq: STKH), a pioneer in cultivated meat and 3D printing technology, announced its inaugural commercial MOU in the private sector with Wyler Farms, among Israel’s leading alternative protein producer and premier Tofu producer. The terms of the deal involve Wyler Farms acquiring Steakholder Foods’ state-of-the-art 3D Fusion Pro™ meat printer, along with a subscription to the company’s SH Software™ and its NutriBlend™ ink for plant-based meat production.

To the best of the company’s knowledge, this marks an industry-first incorporation of industrial-scale 3D printing technology into the food industry.

The MOU includes expected production of a unique, plant-based 3D printed meat steak to be printed by Wyler Farms using Steakholder Foods proprietary printers and NutriBlend™ ink. The collaboration, valued at several million US dollars over the coming years, represents a truly significant development in the plant-based meat industry (see future-looking statement below).

Steakholder Foods’ plant-based, 3D-printed Steak.

With both companies committed to driving this collaboration forward, the installation of the Fusion Pro™ 3D printer is anticipated to be completed between Q4 of 2024 and Q1 of 2025.

The Fusion Pro’s™ modular design, capable of producing up to 500 kg of highly advanced texturized printed products per hour, highlights the companies’ shared dedication to innovation and sustainable production practices. This partnership enhances Wyler Farms’ production capabilities and represents a crucial step in the evolution of plant-based meat technology.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

Steakholder Foods’ proprietary software, the SH software™.

This milestone strengthens Steakholder Foods’ efforts to reach commercialization, solidifying its role as a leading proprietary 3D printing supplier to the plant-based and cultivated food industry.

Arik Kaufman, CEO of Steakholder Foods, said: “As a genuine revolution in the food production landscape, this collaboration with a leading player in its field as Wyler Farm marks an inflection-point milestone for Steakholder Foods. By incorporating our Fusion Pro technology into Wyler Farms’ industrial operations alongside their subscription to our proprietary software and ink supply, we’re not just showcasing our technology’s potential – we’re setting a new standard for the industry. This deal marks a testament to our vision of transforming food production through innovative technology and it brings Steakholder Foods closer than ever to a point it will begin to generate income.”

Yair Ayalon, Vice President of Business Development of Steakholder Foods, said: “This collaboration with Wyler Farm, one of the leading alternative protein producers, solidifies and enhances Steakholder Foods’ commercial phase. As we expand our operations, we are set to forge more strategic partnerships like this in 2024, further cementing our position in the market.”

Oleg Kulyava, CEO of Wyler Farm, said: “The partnership with Steakholder Foods marks a significant milestone for Wyler Farms, enabling us to position our products at the forefront of the plant-based meat market. We are thrilled to expand our portfolio with premium plant-based steak and anticipate introducing additional premium products based on Steakholder Foods’ technology. By integrating innovative 3D printing technology, this collaboration has the potential to be a game-changer in the industry, demonstrating our commitment to pioneering sustainable, nutritional, and disruptive food solutions.”

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

About NutriBlend™ ink

NutriBlend™ ink is a customized formulated blend of premium, plant-based ingredients designed for use in Steakholder Foods’ 3D printers. These innovative materials serve as the “ink” for our printers, providing a nutritious and flavorful foundation to create a variety of plant-based products. NutriBlend™ is carefully curated to deliver a harmonious combination of taste, texture, and nutritional benefits, ensuring that the resulting plant-based products meet the highest standards of quality and palatability. With a focus on both culinary excellence and health-conscious choices, NutriBlend™ embodies the commitment to producing delicious and wholesome plant-based alternatives through cutting-edge 3D printing technology.

Steakholder Foods’ NutriBlend™ ink.

About Steakholder Foods

Steakholder Foods is building the industry-standard machinery, software and printing materials to help accelerate the plant-based and cultivated food industries and bring them to industrial capacity. The company offers its proprietary 3D printers, printing ink formulated from constituent raw materials, operating software, and ongoing services to help manufacturers of all sizes reach the execution of their offerings.

Using its variety of manufacturing technologies and services, Steakholder Foods offers manufacturers the ability to produce plant-based food that closely mimics traditional meat’s taste, texture, and appearance— as an alternative to industrialized farming and fishing.

Our expertise lies in creating plant-based meat and seafood products with complex textures, like beef steaks, white fish, shrimp, eel, and more. While our initial focus is on plant-based options, we’re developing cultivated cells for seamless integration with an eye on the future.

For more information, please visit: https://steakholderfoods.com

About Wyler Farms

Wyler Farm established in 1994 and recognized as Israel’s largest tofu producer, embodies the pinnacle of innovation in alternative protein production. The company is deeply committed to sustainability and health, offering a broad spectrum of environmentally friendly and nutritious plant-based products. Wyler Farm’ product line, emphasizing quality, includes their signature homemade tofu, soft texture tofu, and calcium-enriched tofu. Recently, the company launched a new schnitzel tofu product line. These offerings cater to a diverse range of dietary preferences and are distributed across retail chains, restaurants, and catering companies, fulfilling the evolving demands of health-conscious consumers.

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

Eat meat sustainably. Be a Steakholder.

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, when the Memorandum of Understanding establishes a framework to an agreement for the collaboration. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission on April 4, 2023. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Nasdaq listed	5 David Fikes St.	PO Box 4061 Ness Ziona	www.steakholderfoods.com
STKH	Rehovot, 7632805 Israel	Israel +972-73-332-2853	info@steakholderfoods.com

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